

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 2, 2012

Via Email
Larry Kravetz
President and Director
Barclays Commercial Mortgage Securities LLC
745 Seventh Avenue
New York, NY 10019

> **Re:** **Barclays Commercial Mortgage Securities LLC**
> **Registration Statement on Form S-3**
> **Filed February 7, 2012**
> **File No. 333-179413**

Dear Mr. Kravetz:

We have limited our review of your registration statement to the issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comment.

Form of Prospectus Supplement, page S-6

1. We note your statement in the third paragraph that "[t]he information contained in this prospectus supplement is accurate only as of the date of this prospectus supplement." This statement is inappropriate given your Item 512(a) undertakings. Revise to delete the noted language throughout your prospectuses or advise as appropriate.

Risk Factors, page S-40

Ongoing Information, page S-43

2. We note your statement that the primary source of ongoing information regarding the offered certificates will be the periodic reports delivered to the investor. Please revise this language in light of the fact that ongoing SEC reports under the Exchange Act must be filed with the SEC until the duty to file annual and other reports pursuant to section

15(d) of the Act is permitted to be suspended. Refer to Rule 15d-22(b) under the Exchange Act and SEC Release No. 34-6519 (published on August 17, 2011).

Base Prospectus, page 4

3. In the second bulleted paragraph, you state that the prospectus supplement for a series of certificates will include information on "the assets in the trust fund, including a description of the pool of mortgage loans or <u>mortgage-backed securities</u>." (emphasis added) It appears, however, that neither the form of prospectus supplement nor base prospectus includes additional disclosure regarding mortgage-backed securities as a pool asset. Therefore, please delete this reference or revise to include the relevant disclosure.

Credit Enhancement, page 36

Certificate Guarantee Insurance, page 38

4. You state that certificate guarantee insurance may be provided with respect to a series of certificates in order to guarantee timely distributions of interest and principal to the extent set forth in or determined in the manner specified in a prospectus supplement. Please revise to also note that the addition of a guarantee of a security would require registration under the Securities Act of 1933 or an exemption therefrom or advise.

*   *   *   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jay Knight, Special Counsel in the Office of Structured Finance, at (202) 551-3370, or me at (202) 551-3850 with any other questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief

cc: <u>Via E-mail</u>
        Anna Glick
        Cadwalader, Wickersham & Taft